UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 19, 2009

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

11/F ING Tower 308 Des Voeux Road Central Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit  Description

1.01     Press release dated August 24, 2009
         CDC Corporation, its Subsidiaries and Officers Have Purchased an
         Aggregate Total of Approximately 2.3 Million Shares of CDC Common
         Stock since January 2008

1.02     Press release dated September 18, 2009
         CDC Global Services Plans  To Expand Business Process Outsourcing
         Operations in India

1.03     Press release dated October 1, 2009
         CDC Games Announces The  Lord of the Rings Online™  Attracts Nearly
         Three Million Users with Average Playing Time of 3.9 Hours During
         Closed Beta Testing

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: October 14, 2009	By:	/s/ John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.01	Press release dated August 24, 2009 -- CDC Corporation, its Subsidiaries and Officers Have Purchased an Aggregate Total of Approximately 2.3 Million Shares of CDC Common Stock since January 2008
1.02	Press release dated September 18, 2009 -- CDC Global Services Plans To Expand Business Process Outsourcing Operations in India
1.03	Press release dated October 1, 2009 -- CDC Games Announces The Lord of the Rings Online™ Attracts Nearly Three Million Users with Average Playing Time of 3.9 Hours During Closed Beta Testing